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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70797

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____05/01/2022_____ AND ENDING _____06/30/2023_____
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____FREC SECURITIES LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____171 2ND STREET, 3RD FLOOR_____
(No. and Street)

____SAN FRANCISCO_____CA_____94105____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dimitri Rodrigo   617-992-5031   Dimitri@frec.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130   MAITLAND   FL   32751
(Address)   (City)   (State)   (Zip Code)

JULY 28, 2004   1839
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Ashley Rodabaugh_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____FREC SECURITIES LLC_____, as of _____June 30_____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Candice N Cress

ID NUMBER
134232935
COMMISSION EXPIRES
March 3, 2027

Signature: *Ashley Rodabaugh*

Title: President & CCO

Notary Public   Notarized online using audio-video communication

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FREC SECURITIES, LLC

Statements of Financial Condition

For the 14 months ended May 1, 2022 to June 30, 2023

FREC SECURITES, LLC

Statement of Financial Condition Index

For the 14 months ended May 1, 2022 to June 30, 2023

Contents



Report of Independent Registered Public Account Firm

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Frec Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Frec Securities, LLC as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Frec Securities, LLC as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Frec Securities, LLC' management. Our responsibility is to express an opinion on Frec Securities, LLC' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Frec Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Frec Securities, LLC's auditor since 2023.

Maitland, Florida

September 27, 2023

Frec Securities, LLC

Statement of Financial Condition

As of June 30, 2023

<u>Assets</u>

Current Assets:		
Cash & Cash Equivalents	$	270,856
Accounts Receivable		465
Clearing Deposit		250,253
Other Current Asset		27,033
Total Current Assets	**$**	**548,607**

<u>Liabilities & Member's Equity</u>

Current Liabilities:		
Accounts Payable	$	16,225
Accrued Expenses		13,569
Intercompany Payable		120,750
Total Current Liabilities	**$**	**150,545**
Member's Equity		
Capital Contributions	$	1,558,961
Retained Earnings		(1,160,899)
Total Member's Equity	**$**	**398,063**
Total Liabilities & Member's Equity	**$**	**548,607**

The accompanying notes are an integral part of these financial statements.

Frec Securities, LLC

Notes to Financial Statements

For the 14 months ended May 1, 2022 to June 30, 2023

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations

Frec Securities LLC (the "Firm") is a Delaware Limited Liability Company registered as an introducing broker- dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Firm is a wholly owned subsidiary of Frec Markets Inc. (the "Parent").

The firm was approved as a member of FINRA and commenced operations on May 5th, 2022. This is the firm's first annual financial statements, and as such, they cover the period of May 2022 to June 2023. The firm maintains an online platform allowing customers to purchase and sell most publicly traded stocks and ETFs available on the major US stock exchanges commission free, and certain money market funds within margin accounts. The firm also offers its customers access to margin loans collateralized by their securities.

Customer funds and securities are held by a third-party custodian and clearing firm, Apex Clearing Corporation ("Apex"). Apex is responsible for servicing customer accounts by executing, clearing, and settling trades; preparing and distributing account statements and trade confirmations; and extending credit to margin accounts.

Financial Statement Presentation

The accounting policies and reporting practices of the Firm conform to the practices in the broker-dealer industry and are in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Government and Other Regulation

The Firm's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Firm is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Firm is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Firm maintain a minimum net capital, as defined.

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 2023, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Firm considers short-term investments, which may be withdrawn at any time without penalty, which will become available within ninety days from the date of the Financial Statements, to be cash equivalent. The Firm maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation up to $250,000. The Firm also maintains two brokerage accounts with clearing broker Apex Clearing Corporation.

Income Taxes

No provisions have been made for income taxes since the Firm is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member, Frec Markets Inc., is liable for income taxes based on the Firm's taxable income.

Revenue Recognition:

Interest income rebate is interest earned on cash held in customer accounts with the Clearing Broker. The Firm recognizes the income monthly, which is when the Firm believes its performance obligation has been contractually satisfied in all material respects.

Note 2 — Concentration of Risk

The Firm is engaged in brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The type of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty. For the year ended June 30, 2023, APEX was the only major counterparty that the Firm engaged in brokerage activities.

Note 3 — Net Capital Requirements

The Firm is subject to the SEC Uniform Net Capital Rule("SECRule15c3-1"), under which the Firm is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the percentage of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 or 6.67%.

At June 30, 2023, the Firm had net capital of $371,029, which was $360,993 in excess of its required net capital. The Firm's ratio of aggregated indebtedness to net capital was 0.4 to 1 at June 30, 2023.

Note 4 — Related Party Transactions

The Firm has an expense agreement with its Parent, whereby the Firm makes use of a portion of the Parent's office, personnel, insurance coverage, and accounting and H&R services. The

Firm incurred $468,418 in shared expenses which are recorded on the Statement of Operations of the firm along with a related payable to the Parent.

At June 30, 2023, the Firm has an outstanding payable of $120,750 to the Parent. The Parent has contributed $1,122,667, which is in capital contributions.

Note 5 - Commitments and Contingencies

The Firm does not have any commitments or contingencies as of June 30, 2023.

Note 6 - Concentration of Credit Risk

The Firm maintains its cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Firm carried balances that exceed this limit.

Note 7 - Going Concerns

The accompanying financial statements have been prepared assuming the Firm will continue as a going concern. Due to significant losses since inception, it may be necessary to obtain additional capital. Management has received assurances from the Parent that they have the wherewithal to, and will, infuse additional capital in the future should the Firm need it to fund its operations.

Note 8 – Subsequent Events

The Firm's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.